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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:        Jeff Gordon

John Cash

Erin Donahue

Anne Parker

Division of Corporation Finance

Office of Manufacturing

Re:           ACE Convergence Acquisition Corp.

Registration Statement on Form S-4

Filed November 12, 2021

File No. 333-261055

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-4 of the Company filed with the Commission on November 12, 2021 (collectively, the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Abdi, the Company’s Chief Executive Officer, dated December 10, 2021, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Form S-4 Filed November 12, 2021

Questions and Answers for Shareholders of ACE, page 11

1.	In this section, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of a business combination. Include the current value of the securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 44-45 and 152-154 of Amendment No. 1.

2.	Please also highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 44-45 and 152-154 of Amendment No. 1.

3.	We note the statement that “The PIPE Investors have agreed to purchase either (i) 8,200,000 shares of New Tempo common stock or (ii) $25.0 million of ACE’s 12.0% convertible senior notes due 2025, for an aggregate of $107,000,000 of gross proceeds, in the PIPE Investment.” Please reconcile with the definition on page 6 that “PIPE Investment” is (a) the purchase of up to 8,200,000 shares of New Tempo common stock pursuant to the PIPE Common Stock Subscription Agreements and (b) the Convertible Note Investment.” (Emphases added.) If the PIPE Investors purchase either $82.0 million in common stock or $25 million in notes, please explain how this would lead to aggregate gross proceeds of $107 million.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 38 and 306 of Amendment No. 1. In connection with the execution of the Merger Agreement, ACE entered into (i) PIPE Common Stock Subscription Agreements with certain Third Party PIPE Investors and certain Sponsor Related PIPE Investors pursuant to which such PIPE Investors agreed to purchase an aggregate of 8.2 million shares of New Tempo common stock at $10.00 per share for an aggregate commitment amount of $82.0 million, and (ii) the Affiliate Subscription Agreement. In January 2022, the Affiliate Subscription Agreement was terminated in its entirety in accordance with its terms, and ACE and Tempo entered into the PIPE Convertible Note Subscription Agreement with Tor and OCM, pursuant to which Tor and OCM have agreed to purchase $200 million of ACE’s 13.0% convertible senior notes due 2025, for an aggregate of $282 million of gross proceeds, in the PIPE Investment.

4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22-23 and 43 of Amendment No. 1. In connection with ACE’s initial public offering, the Sponsor and directors and officers of ACE at the time of ACE’s initial public offering entered into the letter agreement, dated as of July 27, 2020 (the “Letter Agreement”), pursuant to which they agreed for no additional consideration to waive their redemption rights with respect to all of the Founder Shares and any public shares held by them. Other than as set forth in the Letter Agreement, no holder of such shares of ACE were requested to, and no holder of such shares of ACE have agreed to, waive any of their redemption rights.

Summary of the Proxy Statement/Prospectus, page 29

5.	We note your use of industry and market data throughout the prospectus derived from studies or reports from third parties, including IPC International. Please revise to include the names and dates of those studies, and to the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30, 35, 67, 144, 151, 237, 238, 239 and 245 of Amendment No. 1.

Interests of Directors and Executive Officers in the Business Combination, page 43

6.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 44-45 and 152-154 of Amendment No. 1.

7.	You note that the Proposed Certificate of Incorporation is silent as to the issue of the application of the doctrine of corporate opportunity. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 44-45 and 152-154 of Amendment No. 1.

Comparative Per Share Information, page 52

8.	It is not clear to us why the pro forma basic and diluted net loss per share amounts presented on page 53 do not agree to the amounts presented on pages 193-194. Please clarify or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of Amendment No. 1.

9.	It is not clear why ACE’s historical weighted average shares outstanding and net loss per share as of and for the year ended December 31, 2020 do not agree to the amounts presented in ACE’s annual financial statements. Please clarify or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of Amendment No. 1.

10.	It appears that underwriting fees remain constant and are not adjusted based on redemption. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at minimum, maximum, and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78 of Amendment No. 1.

Risk Factors, page 55

11.	Please tell us whether the sponsor will receive additional securities pursuant to an anti- dilution adjustment based on the company's additional financing activities. To the extent they will, quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight the dilution risk to public stockholders.

Response: In response to the Staff’s comment, the Company notes that, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive any and all anti-dilution rights. Therefore, the Company believes that no additional disclosure is required in the section of Amendment No. 1 titled “Risk Factors”. The Company has clarified the disclosure on pages 37, 127 and 308 of Amendment No. 1.

12.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 82 of Amendment No. 1.

13.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure under the caption “Risk Factors—Since the Sponsor and ACE’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Tempo is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.” completely and accurately discloses all material interests in the transaction held by the Sponsor and the Company’s officers and directors and all material conflicts of interest, including fiduciary or contractual obligations to other entities, as well as any interest in, or affiliation with, Tempo. The Company further advises the Staff that it did not encounter any conflicts of interest in negotiating and recommending the business combination to its shareholders, other than with respect to Ryan Benton’s position as a director of the Company and as Chief Financial Officer of Tempo. The Company notes that Mr. Benton recused himself from the ACE board of directors meetings and certain votes regarding the Merger Agreement and the Business Combination.

14.	Please clarify in the risk factor on page 57 whether Tempo has been materially impacted by recent supply chain issues, such as those affecting the semiconductor industry. If so, please provide relevant detail including any material risks or impact to your results of operations or management’s ability to forecast. In this regard, we note your disclosure on page 61 that due to the COVID-19 pandemic, Tempo has experienced some supply constraints, including with respect to semiconductor components.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages  58-59 of Amendment No. 1.

Business Combination Proposal

Registration Rights Agreement, page 120

15.	We note that the merger agreement contemplates the entrance into an amended and restated registration rights agreement pursuant to which New Tempo will agree to register for resale certain shares of New Tempo common stock and other equity securities of New Tempo that are held by the parties thereto from time to time. Please disclose whether there are, or whether you expect, any maximum cash penalties under the registration rights agreement(s), if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: In response to the Staff’s comment, the Company advises the Staff that there are no cash penalties contemplated under the amended and restated registration rights agreement that the parties anticipate entering into in connection with the closing of the Business Combination, and no such penalties are expected.

Projected Financial Information, page 138

16.	Please expand to fully describe the material assumptions underlying the projections contained in the first and second bullet points on page 140. Provide further explanation to support a revenue compound annual growth rate of 23% between 2021 and 2025.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 187

17.	When you update your pro forma financial statements, please ensure the historical amounts presented here agree to the historical amounts presented on the face of the financial statements. For example, we note that you present on page 192 Tempo’s total stockholders’ equity of $68,840; based on page F-68, Tempo actually had total stockholders’ deficit of $(68,840).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 206-208 of Amendment No. 1.

ACE's Management's Discussion and Analysis of Financial Condition and Results of Operations Quantitative and Qualitative Disclosures About Market Risk, page 218

18.	It is not clear why you have provided disclosure about market risk as of September 30, 2020. Please update your disclosure in accordance with Item 305 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectively informs the Staff that the Company is a smaller reporting company and is not required to provide the information required by Item 305 of Regulation S-K. Accordingly, the Company has revised the disclosure in connection with updating its MD&A to clarify this on page 235 of Amendment No. 1.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 232

19.	Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the current merger transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 234-235 of Amendment No. 1 to discuss changes in the estimated fair value of the common stock, including addressing material differences between the valuations used by the Company in determining the fair value of its common stock relative to the fair value implied by the merger transaction.

Tempo Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 232

20.	You disclose on page 236 that sales and marketing expenses decreased for the year ended December 31, 2020 compared to the year ended December 31, 2019 partially due to an average reduction of 22% in headcount as a result of the global pandemic; however, you disclose that general and administrative expenses increased partially due to an average growth of 33% in headcount beginning end of fiscal year 2019 through fiscal year 2020. Please revise your disclosure to clarify how you experienced both an increase and a decrease in headcount in 2020 as compared to 2019.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 257 of Amendment No. 1.

Index to Financial Statements, page F-1

21.	Please note the updating requirements of Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.

Response: The Company acknowledges the Staff’s comment. The Company has updated the financial information throughout Amendment No. 1 in accordance with Rule 8-08 of Regulation S-X.

Financial Statements of ACE Convergence Acquisition Corp.

Note 10 - Fair Value Measurements, page F-19

22.	You disclose on pages F-20 and F-39 that each Unit sold in the initial public offering consisted of one Class A ordinary share and one-fourth of one Public Warrant; however, you disclose on pages F-15 and F-33 that each Unit consisted of one Class A ordinary share and one-half of one Public Warrant. Please revise your disclosure to address this apparent discrepancy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-20 and F-39 of Amendment No. 1.

Note 5 - Related Party Transactions, page F-34

23.	You disclose on page F-34 that you had $90,000 in borrowings under the working capital facility as of June 30, 2021 and December 31, 2020. As noted on pages F-4, F-17 and F-23, it appears that you actually had no outstanding borrowings under the working capital facility as of December 31, 2020. In addition, you also disclose on pages 92 and 216 that you had no outstanding borrowings under the working capital facility as of June 30, 2021. Please revise your disclosure to address these apparent discrepancies and to provide disclosure that agrees to the amounts presented on the face of your financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-16 and F-40 of Amendment No. 1.

Financial Statements of Tempo Automation, Inc.

Report of Independent Registered Public Accounting Firm, page F-40

24.	We note that BDO USA has served as Tempo Automation’s auditor since 2020. Please tell us what consideration you gave to providing the disclosures required by Item 304 of Regulation S-K, including a letter from the former auditor filed as an exhibit to the registration statement agreeing or disagreeing with those disclosures. Although we note Tempo Automation is the company being acquired, we also note the merger will be accounted for as a reverse recapitalization and that Tempo Automation is the accounting acquirer and predecessor.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the financial statements of Tempo Automation, Inc. as of December 31, 2020 and 2019 were audited by BDO USA, LLP (“BDO”). BDO was engaged as the auditor of Tempo Automation, Inc. in 2020. The financial statements of Tempo Automation, Inc. were not audited by BDO or any other public accounting firm prior to 2019.

*        *        *

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:           Behrooz Abdi, ACE Convergence Acquisition Corp.

Joy Weiss, Tempo Automation, Inc.

Ryan J. Maierson, Latham & Watkins LLP

Thomas G. Brandt, Latham & Watkins LLP